AMENDMENT

CM

AB 7/13

Rec'd 4/11/06

06009461

[SEC]URITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 11 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 08

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III (A)

SEC FILE NUMBER
8- 43895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 McLaughlin Run Road; Suite 200; (P.O. Box 88)

(No. and Street)

Bridgeville, (City) PA (State) 15017-0088 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin P. Biber (412) 221-9250

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Labriola Neighbors, LLP

(Name – *if individual, state last, first, middle name*)

Abele Business Park; 60 Abele Road; Suite 1103; Bridgeville, PA 15017

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUL 17 2006 B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 7/14/06

OATH OR AFFIRMATION

I, Kevin P. Biber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Investment Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Notarial Seal
Gloria J. Reinstadtler, Notary Public
Bridgeville Boro, Allegheny County
My Commission Expires May 29, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENTREE INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

	Focus Report	Audit Adjustments*	Audited Financial Statements
Total Ownership Equity	$ 35,044	$	$ 35,044
Total Non-Allowable Assets	(25,628)		(25,628)
Net Capital before Haircuts	9,416		9,416
Haircuts on Trading & Investment Securities	(1,507)		(1,507)
Net capital	7,909		7,909
Minimum Dollar Requirement	(5,000)		(5,000)
Excess Net Capital	$ 2,909		$ 2,909
Total Aggregate Indebtedness	$ 3,589		$ 3,589
Percentage of Aggregate Indebtedness to Net Capital	45.38%		45.38%

* No audit adjustments were required at December 31, 2005.

Greentree Investment Services, Inc. is exempt from Rule 15c-3-3 under exemption 15c-3-3(k)(2)(ii).

Rule 15c-3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.